*AB 3/21

SEC
Mail Processing
Section

MAR 15 2011

Washington, DC
105

UN
SECURITIES ANL
Washington, D.C. 20549

11020795

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2010** (MM/DD/YY) AND ENDING **12/31/2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Popular Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 Ponce de León Ave. Suite 1200
(No. and Street)

San Juan	**PR**	**00918**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beatriz Díaz **(787) 758-7400 ext. 4759**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

254 Muñoz Rivera Ave.	**San Juan**	**PR**	**00918**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/30

OATH OR AFFIRMATION

I, Michael McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Popular Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Affidavit No. 1745 (Duplicate)

In San Juan, Puerto Rico, this 11 day of March, 2011.

Notary Public

ILLICH OMAR COLON
PUERTO RICO
ABOGADO-NOTARIO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Popular Securities, Inc.

(a wholly-owned subsidiary of Popular, Inc.)

Statement of Financial Condition
December 31, 2010

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of
Popular Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Popular Securities, Inc. (the "Company") (a wholly-owned subsidiary of Popular, Inc.) at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 14, 2011

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2013
Stamp 2493555 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

PricewaterhouseCoopers LLP, 254 Muñoz Rivera, BBVA Tower, Suite 900, San Juan, PR 00918
T: (787) 754 9090, F: (787) 766 1094, www.pwc.com/us

Popular Securities, Inc.
(a wholly-owned subsidiary of Popular, Inc.)
Statement of Financial Condition
December 31, 2010

(dollars in thousands, except share data)

Assets	
Cash	$ 1,231
Securities purchased under agreements to resell	165,850
Financial instruments owned, at fair value	
Pledged securities with creditors' rights to repledge	54,926
Other securities owned	40,140
Receivables from broker-dealers and counterparties, net	2,551
Accrued interest receivable	486
Fixed assets, net of accumulated depreciation and amortization of $3,274	1,237
Deferred tax asset, net	1,567
Prepaid Income Taxes	96
Goodwill and other intangibles	3,744
Other assets	5,690
Total assets	$ 277,518
Liabilities and Stockholder's Equity	
Securities sold under agreements to repurchase	$ 209,913
Payables to broker-dealers and counterparties	53
Accrued interest payable	77
Accounts payable to affiliates	75
Accrued employee compensation and benefits	2,463
Deferred compensation	2,379
Other liabilities	2,026
Total liabilities	216,986
Commitments (Note 13)	
Stockholder's equity	
Capital stock, $25 stated value; 10,000 shares authorized; 1,000 shares issued and outstanding	25
Additional paid-in capital	15,713
Retained earnings	44,794
Total stockholder's equity	60,532
Total liabilities and stockholder's equity	$ 277,518

The accompanying notes are an integral part of these financial statements.

(dollars in thousands, except share data)

1. Nature of Business and Summary of Significant Accounting Policies

Popular Securities, Inc. (the "Company") is engaged in investment banking, brokerage, and financial advisory services and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates principally in the Commonwealth of Puerto Rico and is a wholly-owned subsidiary of Popular, Inc. ("Parent Company").

The Company is a registered broker-dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with National Financial Services, LLC ("NFS"), clearing broker, and promptly transmits all customer funds and securities to NFS. NFS carries all of the accounts of such customers and maintains and preserves such books and records. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer and as an eligible similar institution under Regulation 5105.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and industry practices. Following is a description of the more significant accounting policies followed by the Company:

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Income Recognition
Securities owned transactions are recorded on the trade date, as if they had settled. Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis for the institutional division and on a settlement-date basis for the retail division. The difference between the settlement date basis used for the retail division and the trade date basis required by GAAP is not material. Investment banking revenue is recorded as follows: 1) underwriting fees at the time the underwriting is completed and income is reasonably determinable, 2) corporate finance advisory fees as earned, according to the terms of the specific contracts and 3) sales concessions on a trade-date basis.

Securities Owned
Financial instruments owned and financial instruments sold but not yet purchased are recorded on a trade date basis and are carried at fair value. Unrealized gains and losses on securities, forward, future and option contracts, if any, are reflected in the Statement of Income. See Note 2 for further discussion of fair value disclosures.

The Company self clears its proprietary transactions. Nonproprietary transactions are cleared by its clearing broker.

(dollars in thousands, except share data)

Securities Purchased/Sold Under Agreements to Resell/Repurchase
Repurchase and resale agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements. Interest income and expense related to these agreements is recorded on the accrual basis.

It is the Company's policy to take possession of securities purchased under resale agreements and such collateral is not reflected in the financial statements. The Company monitors the market value of the securities received as collateral under the resale agreements as compared to the related receivable, including accrued interest, and requests additional collateral when deemed appropriate.

The Company maintains control over the securities sold under repurchase agreements.

Receivables and Payables to Broker-Dealers and Counterparties
At December 31, 2010, receivables and payables to broker dealers and counterparties consist of the following:

Receivables		
Clearing broker	$	1,869
Investment banking fees		362
Net unsettled transactions		257
Securities failed to deliver		20
Other		43
	$	2,551
Payables		
Securities failed to receive	$	51
Other		2
	$	53

The Company entered into an agreement with its clearing agent providing for margin borrowing with no predetermined limit or maturity date. The interest rate on this borrowing is the prevailing Brokers Call rate less 50 basis points. There was no outstanding balance under this agreement as of December 31, 2010.

Allowance for Doubtful accounts
The Company provides an allowance for doubtful accounts based on the estimated uncollectible amounts on unsecured counterparty balances receivable. The Company's estimate is primarily based on a review of the current status of specified accounts receivable. Provisions made to this allowance are charged to operations.

Fixed Assets
Fixed assets are composed of furniture, equipment and leasehold improvements. Furniture and equipment, are initially recorded at cost and depreciated using the straight-line method over the estimated useful life of the related assets (between 3 and 10 years). Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(dollars in thousands, except share data)

Other Assets
Included in Other Assets are forgivable loans made to financial consultants, typically in connection with their recruitment. These loans are forgivable based on continued employment and are amortized over the terms specified in each agreement, which is generally four to nine years, using the straight-line method. Total net forgivable loans as of December 31, 2010 amounted to approximately $4,657. At December 31, 2010 the Company has a reserve for uncollectible loans amounting to $56.

Income Taxes
A deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences. A related valuation allowance is recognized when it is more likely than not that the deferred tax asset will not be realized. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled.

Temporary differences giving rise to deferred tax assets and liabilities are attributable to deferred compensation, and other revenues and expenses which are reported for tax purposes in different years than for financial reporting purposes.

Goodwill and Other Intangibles
Goodwill represents the excess of the purchase price and related costs over the value assigned to net assets acquired. Other intangible assets are recognized separately from goodwill when they arise from contractual or other legal rights or are separable and their fair value can be measured reliably. Goodwill will not be amortized but rather will be tested at least annually for impairment. Other intangible assets that have a finite useful life are amortized over a period based on the expected useful life.

The Company completed all impairment tests and determined that there are no impairment losses to be recognized during the year ended December 31, 2010.

2. Financial Instruments Owned and Fair Value Measurements

Under GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

(dollars in thousands, except share data)

ASC 820-10 "Fair Value Measurement and Disclosures" (formerly SFAS No. 157) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Corporation's estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- *Level 1*- Unadjusted quoted prices in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date. Valuation on these instruments does not require a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.
- *Level 2*- Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.
- *Level 3*- Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Corporation's own assumptions about assumptions that market participants would use in pricing the asset or liability.

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Fair value is based upon quoted market prices when available. If listed price or quotes are not available, the Corporation employs internally-developed models that primarily use market-based inputs including yield curves, interest rates, volatilities, and credit curves, among others. Valuation adjustments are limited to those necessary to ensure that the financial instrument's fair value is adequately representative of the price that would be received or paid in the marketplace. These adjustments include amounts that reflect counterparty credit quality, the Corporation's credit standing, constraints on liquidity, and unobservable parameters that are applied consistently.

The estimated fair value may be subjective in nature and may involve uncertainties and matters of significant judgment for certain financial instruments. Changes in the underlying assumptions used in calculating fair value could significantly affect the results. In addition, the fair value estimates are based on outstanding balances without attempting to estimate the value of anticipated future business. Therefore, the estimated fair value may materially differ from the value that could actually be realized on a sale.

Following is a description of the Company's valuation methodologies used for assets measured at fair value.

- **U.S. Treasury securities:** The fair value of U.S. Treasury securities is based on yields that are interpolated from the constant maturity treasury curve. These securities are classified as Level 2.

(dollars in thousands, except share data)

- **Obligations of U.S. Government sponsored entities**: The Obligations of U.S. Government sponsored entities include U.S agency securities. The fair value of U.S. agency securities, except for structured notes, is based on an active exchange market and is based on quoted market prices for similar securities. The U.S. agency securities are classified as Level 2. U.S. agency structured notes are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector and for which the fair value incorporates an option adjusted spread in deriving their fair value. These securities are classified as Level 2.

- **Obligations of Puerto Rico, States and political subdivisions:** Obligations of Puerto Rico, States and political subdivisions include municipal bonds. The bonds are segregated and the like characteristics divided into specific sectors. Market inputs used in the evaluation process include all or some of the following: trades, bid price or spread, two sided markets, quotes, benchmark curves including but not limited to Treasury benchmarks, LIBOR and swap curves, market data feeds such as MSRB, discount and capital rates, and trustee reports. The municipal bonds are classified as Level 2.

- **Mortgage and other asset-backed securities:** Certain agency mortgage and other asset-backed securities ("MBS") are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector. Their fair value incorporates an option adjusted spread. The agency MBS are classified as Level 2. Other agency MBS such as certain GNMA Puerto Rico Serials are priced using an internally-prepared pricing matrix with quoted prices from local broker dealers. These particular MBS are classified as Level 3.

- **Collateralized mortgage obligations:** Agency and private collateralized mortgage obligations ("CMOs") are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector and for which fair value incorporates an option adjusted spread. The option adjusted spread model includes prepayment and volatility assumptions, ratings (whole loans collateral) and spread adjustments. These investment securities are classified as Level 2. CMOs that are priced using significant unobservable inputs are classified as Level 3.

- **Residual interest certificate:** The fair value of the residual interest certificate is priced internally using a model which includes prepayment speed and expected yield assumptions that are unobservable. This instrument is classified as Level 3.

- **Equity securities:** Equity securities with quoted market prices obtained from an active exchange market are classified as Level 1. Other equity securities that do not trade in highly liquid markets are classified as Level 2.

- **Corporate securities and mutual funds:** Quoted prices for these security types are obtained from broker dealers. Given that the quoted prices are for similar instruments or do not trade in highly liquid markets, the corporate securities and mutual funds are classified as Level 2. The important variables in determining the prices of Puerto Rico tax-exempt mutual fund shares are net asset value, dividend yield and type of assets in the fund. All funds trade based on a relevant dividend yield taking into consideration the aforementioned variables. In addition, demand and supply also affect the price. Corporate securities that trade less frequently are classified as Level 3.

(dollars in thousands, except share data)

- **Derivatives:** Forward contracts or "to be announced securities" ("TBAs") are liquid and the fair value of these derivatives is based on quoted prices for similar securities. These derivatives are classified as Level 2.

The following table sets forth by level within the fair value hierarchy the financial assets at fair value:

	Financial Assets at Fair Value as of December 31, 2010			
ASSETS	Level 1	Level 2	Level 3	Total
Collaterized Mortgage Obligations	$ -	$ 771	$ 2,745	$ 3,516
US Government and federal agency obligations	-	837	-	837
Puerto Rico, States and political subdivisions obligations	-	16,438	-	16,438
Mortgage and other asset-backed securities	-	30,213	11,462	41,675
Corporate debt and mutual funds	-	29,610	1,630	31,240
Residual Interest Certificate	-	-	1,180	1,180
Derivative Asset	-	180	-	180
Financial instruments owned, at fair value	$ -	$ 78,049	$ 17,017	$ 95,066
LIABILITIES				
Derivative Liabilities	-	(513)	-	(513)
	$ -	$ (513)	$ -	$ (513)

The following table presents the changes in Level 3 assets measured at fair value for the year ended December 31, 2010:

	For the year ended December 31, 2010				
	Balance as of January 1, 2010	Realized and Unrealized gains (losses) included in earnings (1)	Purchases, sales, issuances, paydowns and maturities	Transfers	Balance as of December 31, 2010
Mortgage and other asset-backed securities	$ 36,361	$ 468	$ (21,480)	$ (3,887)	$ 11,462
Corporate debt	1,937	(117)	(191)	-	1,629
Residual Interest Certificate	1,551	(321)	(50)	-	1,180
Collaterized Mortgage Obligations	2,787	1	(42)	-	2,746
Financial instruments owned, at fair value	$ 42,636	$ 31	$ (21,763)	$ (3,887)	$ 17,017

(1) Included in "Principal transactions" in Statement of Income

(dollars in thousands, except share data)

During the year ended December 31, 2010, there was $3,887 in transfers out of Level 3 for financial instruments measured at fair value on a recurring basis. These transfers resulted from exempt GNMA mortgage backed securities, which were transferred out of Level 3 and into Level 2, as result of a change in valuation methodology from an internally-developed pricing matrix to pricing them based on a bond's theoretical value from similar bonds defined by credit quality and market sector. Their fair value incorporates an option adjusted spread. Pursuant to the Corporation's policy, these transfers were recognized as of the end of the reporting period. There were no transfers in and/or out of Level 1 during the year ended December 31, 2010.

Changes in unrealized gains and losses included in "Principal transactions" in the Statement of Income relating to investments classified as Level 3 assets that are still held at December 31, 2010 amounted to a net unrealized loss of $538.

3. Securitization Residual Interests

During the year ended November 30, 2004, the Company transferred approximately $61 million of GNMA mortgage-backed securities to an irrevocable trust in exchange for collateralized mortgage obligation (CMO) certificates. The Company derecognized the mortgage-backed securities transferred given that it relinquished control over such securities. The mortgage-backed securities transferred were accounted for at fair value prior to securitization. The Company subsequently retained approximately $25 million of such certificates including a residual interest certificate (interest only). Such residual interests are accounted for at fair value and included in the "Other securities" caption above. Cash flows received on the residual retained interest were approximately $492 for the year ended December 31, 2010.

The following table sets forth the weighted average key economic assumptions used in measuring the fair value of the residual retained interest, for which fair value is based on discounted cash flows:

Fair value of residual retained interest	$	1,180
Weighted-average life (in years)		4.92
Prepayment speed assumption		210
Discount rate		18.74%

4. Securities Purchased Under Agreements to Resell

The securities underlying the agreements to resell were delivered to, and are held by the Company. The counterparties to such agreements maintain effective control over such securities. Although the Company is permitted by contract or custom to repledge the securities, it has agreed to resell to the counterparties the same or substantially similar securities at the maturity of the agreements.

The fair value of the collateral securities received by the Company on these transactions as of December 31, 2010 was as follows:

Repledged	$	171,832
Not repledged		11,495
	$	183,327

(dollars in thousands, except share data)

The repledged securities were used as underlying collateral for securities sold under agreements to repurchase.

5. Goodwill and Other Intangible Assets

On December 7, 2007, the Company acquired from Citigroup Global Markets, Inc. the Puerto Rico operations of the broker-dealer Smith Barney in order to expand the Company's retail business. As part of the agreement, Smith Barney transferred to the Company approximately $1.2 billion in assets under management.

This transaction was accounted under the purchase method of accounting. The purchase price was allocated between goodwill and other intangible assets.

At December 31, 2010, goodwill and other intangible assets consist of the following:

	Useful Life (Years)	
Customers lists	10	$ 766
Covenant not to compete	3	71
		837
Less - Accumulated amortization		(301)
Other intangibles		536
Goodwill		3,208
Goodwill and other intangibles		$ 3,744

6. Securities Sold Under Agreements to Repurchase

The following table summarizes certain information on securities sold under agreements to repurchase as of December 31, 2010.

Securities sold under agreements to repurchase	$ 209,913
Maximum aggregate balance outstanding at any month-end	$ 228,248
Average monthly aggregate balance outstanding	$ 199,688
Weighted average interest rate	
At December 31, 2010	0.49%
For the period	0.34%

(dollars in thousands, except share data)

7. Subordinated Borrowings

The Company has a revolving subordinated loan agreement with Popular, Inc. maturing on November 15, 2012. Under the agreement, the Company may borrow up to $50,000. The interest rate on this loan is adjusted quarterly to the comparable floating spread for three-months LIBOR plus 12.5 basis points. All borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule. The Company had no borrowings outstanding as of December 31, 2010.

8. Deferred Compensation

Effective January 1, 2009, the Institutional Deferred Compensation Plan and Retail Deferred Compensation Plan were merged and renamed as the Popular Securities, Inc. Deferred Compensation Plan (the "Plan").

Under the Plan, institutional division participants are required to defer a portion of their incentive performance bonus. The amount deferred and interest thereon under the previous plan are paid to participants as follows: (a) 50% on or before January 31 of the second fiscal year following the fiscal year for which such amounts were contributed and (b) 50% on or before January 31 of the third fiscal year following the fiscal year for which such amounts were contributed. During 2009, the plan was amended to modify the dates on which participants are vested as follows: (a) 50% at the end of the fiscal year in which the amounts were deferred and (b) 50% at the end of the subsequent fiscal year for which the amounts were deferred.

Total amount deferred related to the institutional division employees under the Plan included in deferred compensation as of December 31, 2010 amounted to $335.

Total liability under the Plan for the institutional division employees not deferred, included in accrued employee compensation and benefits, amounted to $880.

Under the Plan, retail division participants' deferred compensation must be deferred completely. The principal and interest thereon have a vesting period of five years. The deferred compensation expense related to this plan is recognized over the vesting period. The interest on the principal amount deferred is the result of earnings of the investment of such principal in certain financial instruments as defined by the Plan. During 2008 the plan was amended to modify the deferral period from five to three years for awards declared for fiscal years commencing on January 1, 2008. The awards for fiscal years 2004 through 2007 remain deferred for five years.

Total Plan liability for retail division employees as of December 31, 2010 amounted to $2,045 included as deferred compensation in the Statement of Financial Condition.

9. Employee Benefit Plan

The Company maintains a contributory savings plan which is available to employees with more than three months of service. Company contributions include a matching contribution and an additional discretionary profit sharing contribution. Employees are fully vested on these contributions after five years of service. There was no expense related to matching contributions for year ended December 31, 2010 with respect to this benefit plan. There were no profit sharing contributions to the plan during the year. The plan's trustee is an affiliated company. Fees paid to the trustee during the year ended December 31, 2010, amounted to $71.

(dollars in thousands, except share data)

10. Income Taxes

Temporary differences which give rise to the deferred tax asset at December 31, 2010, are as follows:

Deferred tax asset		
Deferred compensation	$	1,097
Unrealized loss on securities owned		601
Reserves		72
Other		50
Deferred tax asset		1,820
Deferred tax liability		
Goodwill amortization for tax purposes		253
Net Deferred tax asset	$	1,567

11. Derivatives

Derivative contracts are financial instruments, such as future, forward, swap or option contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivatives may involve future commitments to purchase or sell financial instruments. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities or indices.

Most of the Company's derivative transactions are entered into for trading purposes. The Company uses derivatives in its trading activities to facilitate customer transactions, to take proprietary positions and as means of risk management. Gains and losses on derivatives used for trading purposes are generally included as "Principal transactions" in the Statement of Income.

By using derivative instruments, the Company exposes itself to credit and market risk. If a counterparty fails to fulfill its performance obligation under a derivative contract, the Company's credit risk will equal the fair-value gain in a derivative. Generally, when the fair value of a derivative contract is positive, this indicates that the counterparty owes the Company, thus creating a repayment risk for the Company. The repayment risk is minimized by requiring posting of collateral within certain thresholds. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, assumes no repayment risk.

Options are contracts that grant the purchaser the right to buy or sell the underlying asset by a certain date at a specified price. The risk involved with purchased option contracts is normally limited to the price of the options. Interest rate future contracts are commitments to either purchase or sell designated instruments, such as U.S. Treasury securities, at a future date for a specified price. Future contracts are generally traded on an exchange, and are marked to market daily, and are subject to margin requirements. TBAs are forward mortgage-backed securities trade. The risk involved with TBAs is minimum as the exposure from these instruments is collateralized.

The notional amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration.

(dollars in thousands, except share data)

Financial instruments designated as nonhedging derivatives outstanding as of December 31, 2010 were as follows:

	Derivative Assets		Derivative Liabilities	
	Statement of Condition Classification	Fair Value	Statement of Condition Classification	Fair Value
TBAs	Financial instruments owned	$ 180	Other Liabilities	$ (513)

Derivatives Notional Amounts		
Purchase obligations	$	22,000
Sell obligations		22,000

The balances as of December 31, 2010 presented in the table above are representative of the level of activity for the derivatives throughout the year.

12. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Also, the Company's main business is with individual customers and corporations in Puerto Rico.

13. Commitments and Contingent Liabilities

At December 31, 2010, the Company has obligations under a number of noncancelable leases, for office space which require rental payments as follows:

Year	Minimum Payments
2011	$ 508
2012	489
2013	488
2014	503
2015	385
	$ 2,373

Certain lease agreements contain provisions for future rent increases. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is charged to "Deferred rent obligation", which is included in "Accounts payable to affiliates" in the accompanying Statement of Financial Condition. Total Deferred rent obligation as of December 31, 2010 amounted to $3.

(dollars in thousands, except share data)

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition, operating results or liquidity of the Company although those might be material to operating result for any particular period, depending, in part, upon operating results for that period.

14. Clearance Agreements

The Company has clearing and custody agreements with National Financial Services, Inc. ("NFS"), for its retail brokerage operation. The Company's institutional division self-clears its transactions through Bank of New York. NFS is a member of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the agreement, NFS clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis.

15. Guarantees

Under the terms of the clearance agreements with NFS, the clearing broker has the right to charge us for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have material effect on our business, financial condition, and operating results. The Company is unable to develop an estimate of the maximum assumptions under these agreements and the probable exposure, however, the exposure at December 31, 2010 was immaterial. During 2010, the Company did not pay any amounts related to these guarantees.

16. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. As of December 31, 2010, there were no outstanding resale or repurchase agreements with affiliates and affiliated funds.

At December 31, 2010, the Company owned securities issued by affiliates and affiliated funds with a fair value of approximately $8,627.

The Company receives managerial services from an affiliate.

17. Stock Option Plan

The Company participates in Popular, Inc.'s Omnibus Incentive Plan (the "Incentive Plan"), which permits the granting of incentive awards in the form of Annual Incentive Awards, Long-term Performance Unit Awards, Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Units or Performance Shares. Participants in the Incentive Plan are designated by the Compensation Committee of the Board of Directors of Popular, Inc. (or its delegate as determined by the Board). The Company is allocated stock compensation expense based upon an analysis of the awards granted to its employees. This plan provides for the issuance of Popular Inc.'s common stock at a price equal to its fair market value at the grant date, subject to certain plan provisions.

(dollars in thousands, except share data)

Popular, Inc. uses the fair value method of recording stock options as described in FASB ASC 718, "Stock Compensation". All future stock-based compensation awards will be expensed over the vesting period based on the fair value at the date the awards are granted.

18. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934 and has elected to compute its net capital in accordance with the alternative method of the Rule. Under the alternative method, the Company is required to maintain at all times a net capital equal to the greater of $250 or 2% of aggregate debit items computed in accordance with the Rule. At December 31, 2010, the Company's net capital of $24,866 was $24,439 in excess of required net capital of $427. The Company's ratio of debt to equity was 0%, which is below the maximum requirement specified by the Rule.

19. Subsequent Events

Management has evaluated the effects of subsequent events that occurred subsequent to December 31, 2010 through March 14, 2011, which is the date the financial statements were available to be issued. There are no material events that would require recognition in the financial statements for the year ended December 31, 2010. Nonetheless, on January 31, 2011, the Governor of Puerto Rico signed Act Number 1 (Internal Revenue Code for a New Puerto Rico). The most significant impact on corporations of this new Code is the reduction in marginal tax rate from 39% to 30%. As a result of this reduction in rate the Corporation recognized an additional tax expense of $398 during the first quarter of 2011 and a corresponding reduction in the net deferred tax asset.